UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 12, 2019 (February 11, 2019)

FC Global Realty Incorporated
(Exact name of registrant as specified in its charter)

Nevada	000-11635	59-2058100
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Computer Drive, Building G, Willow Grove, PA	19090
(Address of principal executive offices)	(Zip Code)

215-830-1430
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 8.01    Other Events.

Gadsden Press Release

As previously disclosed, on November 8, 2018, FC Global Realty Incorporated (“FC Global”) entered into an agreement and plan of merger (the “Merger Agreement”) with FC Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of FC Global (“FC Merger Sub”), Gadsden Growth Properties, Inc., a Maryland corporation (“Gadsden”), and Gadsden Growth Properties, L.P., a Delaware limited partnership, pursuant to which, subject to the terms and conditions of the Merger Agreement, FC Merger Sub will merge with and into Gadsden, with Gadsden surviving the merger as a wholly-owned subsidiary of FC Global, which shall have been converted into Gadsden Properties, Inc., a Maryland corporation (“GPI”), immediately prior to the merger. As previously disclosed, on December 27, 2018, January 14, 2019 and January 25, 2019, the parties entered into agreements to amend certain provisions of the Merger Agreement described therein.

Pursuant to the Merger Agreement, the parties agreed that GPI common stock will be exchanged for Gadsden common stock at an exchange ratio of 21.529. That exchange ratio is subject to adjustment if, among other things, certain scheduled investments are acquired within a specified time frame. One of such scheduled investments is Mission Hills Square, a mixed-use ground up development that includes 158 apartment homes and 53,900 square feet of retail space. In a press release issued yesterday, Gadsden announced that it had completed the acquisition of Mission Hills Square. The extent of the adjustment to the merger exchange ratio will depend upon the net asset value contribution that results from the Mission Hills Square acquisition.

About FC Global Realty Incorporated

FC Global Realty Incorporated (OTC Pink: FCRE; TASE: FCRE), founded in 1980, is transitioning from its former business as a skin health company to a company focused on real estate development and asset management, concentrating primarily on investments in and the management and development of income producing real estate assets. FC Global’s objective is to generate current income and long-term net asset value growth using institutional best practices in evaluating its investments. Additional information about FC Global may be found online at www.fcglobalrealty.com.

About Gadsden Growth Properties, Inc.

Gadsden Growth Properties, Inc. is a Maryland corporation that was formed on August 11, 2016. Gadsden’s business strategy will focus on the acquisition, development and management of property across retail, medical office and mixed-use investment segments in secondary and tertiary cities in the United States, initially in California, Connecticut, and Utah. Gadsden intends to capitalize on the market mispricing in smaller properties, including under-capitalized, under-developed, distressed, or mismanaged properties, using the long-standing relationships that its senior management team has cultivated in the commercial real estate industry. Gadsden is a privately-held corporation and its securities do not trade on any marketplace. Additional information about Gadsden may be found online at www.GadsdenREIT.com.

Additional Information and Where to Find It

In connection with the proposed transaction between FC Global and Gadsden, FC Global has filed relevant materials with the SEC, including a registration statement on Form S-4 that includes a joint proxy statement of FC Global and Gadsden that also constitutes a prospectus of GPI, and a definitive joint proxy statement/prospectus will be mailed to stockholders of FC Global and Gadsden. INVESTORS AND SECURITY HOLDERS OF FC GLOBAL AND GADSDEN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by FC Global through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FC Global will be available free of charge within the Investors section of FC Global’s website at ww.fcglobalrealty.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

FC Global, Gadsden, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of FC Global is set forth in its proxy statement for its 2018 annual meeting filed with the SEC on October 25, 2018. Information about the directors and executive officers of Gadsden will be contained in the joint proxy statement/prospectus. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, related to FC Global, Gadsden and the proposed acquisition of Gadsden by FC Global. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Gadsden, FC Global or the combined company, including the amount of total assets of the company or combined companies after any transaction. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions and the anticipated timing of closing of the acquisition. In addition, all statements that address operating performance, events or developments that FC Global or Gadsden expects or anticipates will occur in the future, including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating the two companies, cost savings and the expected timetable for completing the proposed transaction, are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary stockholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against FC Global, Gadsden or GPI; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of FC Global, and on FC Global’s and Gadsden’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to FC Global can be found its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov, and additional risks and uncertainties relating to FC Global, Gadsden and the Merger will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Neither FC Global nor Gadsden assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, FC Global Realty Incorporated has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

FC GLOBAL REALTY INCORPORATED

Date: February 12, 2019	By:	/s/ Michael R. Stewart
Michael R. Stewart
Chief Executive Officer